Exhibit 99.1

B Communications Reports Financial Results For the

First Quarter of 2020

Tel-Aviv, Israel - May 21, 2020 - B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corporation Limited (“Bezeq”) (TASE: BEZQ), today reported its financial results for the first quarter of 2020.

Comments of Tomer Raved, CEO of B Communications:

“This has been an unusual quarter due to the outbreak of the novel coronavirus pandemic (“COVID-19”). Our thoughts and our prayers are with all of those affected by COVID-19 around the world. As countries and companies around the world respond to the COVID-19 pandemic, we are encouraged to see the Israeli market gradually reopening and we continue to evaluate potential implications for our business and take various actions to manage risks and exposures,” Mr. Raved noted.

“This pandemic is still subject to rapid change and uncertainties, but both the Company and the Bezeq Group companies are equipped and prepared to deal with the situation. COVID-19 revealed how critical and vital Bezeq’s infrastructure and services are, and we are honored to play such a key role in helping people to withstand this crisis, considering that the entire Israeli economy, including critical sectors such as health, education and defense, are all relying on our telecom infrastructure,” he continued.

“We continue to focus on our strategy and vision for the Israeli telecom market, while monitoring the evolving communication market. We expect to continue and maintain our financial stability and position our group for long-term success as the leading communication group in Israel,” he concluded.

COVID-19 Update

Telecommunications companies as a whole belong to the infrastructure sector, which is an essential sector requiring and enabling almost complete operational activity and the necessity of the citizens of the country for the consumption of such services is essential in these events, so that Bezeq’s exposure to crisis risks is relatively limited and low relative to other sectors. In addition, although the COVID-19 crisis has global implications, the telecommunications sector to which Bezeq belongs is essentially local, based on local infrastructure and provides services mainly to the Israeli consumer market.

As of March 31, 2020, and as of the date of approval of the report, there was primarily a decrease in revenues from roaming services and the retail sales of end-user equipment in Pelephone, as well as some decrease in revenues from the business sector in all of Bezeq’s companies. However, the total impact of the COVID-19 pandemic on the financial condition of the Company and Bezeq was immaterial in the first quarter of 2020.

As of the date of the report, the Bezeq’s assumption of the continued spread of the COVID-19 pandemic is that most of the restrictions that slow down broad economic activity will be gradually removed by the end of June 2020, and from the second half of 2020, the economy will gradually return to normal level without any additional significant restrictions except for incoming and outgoing tourism. Accordingly, and subject to the above assumptions, Bezeq expects that the effects of the COVID-19 pandemic on its operations will primarily affect the decline in Pelephone revenues from roaming services and, to a lesser extent, in a decrease in retail sales of end-user equipment, as a result of the pandemic’s effect on the tourism and retail sectors.

Bezeq estimates that its financial strength, cash-generating capacity, high cash balances, improved debt structure and its ready access to the capital markets and credit providers will enable it to adequately deal with the effects of the pandemic, including its continuation or worsening beyond the Bezeq’s assumptions, as they may occur.

Horev Litigation Update

On March 30, we entered into a settlement agreement concerning a derivative action commenced in July 2016 that had been pending in Tel Aviv-Jaffa District Court. Under the settlement agreement, which is subject to court approval (by both the District Court and the Insolvency Court dealing with Internet Gold’s insolvency proceedings), the Company will receive a total of NIS 22 million (principal plus accrued interest) of the Company’s Series C Debentures currently held by Internet Gold, in return for a waiver of the derivative action against Internet Gold. The derivative plaintiff will be awarded a total amount of NIS 4.23 million for expenses, lawyers’ fees and reward (which amount will come out of the NIS 22 million amount being paid by Internet Gold).

B Communications’ Unconsolidated Financial Liabilities and Liquidity

As of March 31, 2020, B Communications’ unconsolidated liquidity balances (comprised of cash and cash equivalents, bank deposits and funds deposited in a pledged account) totaled NIS 495 million ($139 million) and its financial liabilities totaled NIS 1.89 billion ($531 million), including NIS 1.74 billion ($488 million) of Series C Debentures, NIS 54 million ($15 million) of Series D Debentures and NIS 101 million ($28 million) of Series E Debentures (including accrued interest, discounts and debt issuance costs for each series).

	March 31,	March 31,	March 31,
	2019	2020	2020
(In millions)	NIS	NIS	US$
Financial liabilities
Series B debentures	233	-	-
Series C debentures (1)	2,259	1,739	488
Series D debentures (1)	-	54	15
Series E debentures	-	101	28
Total financial liabilities	2,492	1,894	531
Liquidity
Cash and short-term investments	665	106	30
Bank deposits	-	350	98
Pledged account (2)	43	39	11
Total liquidity	708	495	139

Net debt	1,784	1,399	392

1)	Series C and D debentures balances as of March 31, 2020 include amortized discount of NIS 168 million ($47 million).
2)	Pledged for the benefit of the holders of the Series C Debentures, Series D Debentures and Series E Debentures. Pursuant to the indentures for the Series C Debentures, Series D Debentures and Series E Debentures, the account is required to include sufficient funds to meet the next interest payment payable to the holders of these debentures. The funds are invested in long term bank deposits.

B Communications First Quarter Consolidated Financial Results

B Communications’ consolidated revenues for the first quarter of 2020 totaled NIS 2.19 billion ($613 million), a 3.1% decrease from NIS 2.26 billion reported in the first quarter of 2019. For both the current and the prior year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues. The decrease in revenues was due to lower revenues in all Bezeq Group segments.

B Communications’ consolidated operating profit for the first quarter of 2020 was NIS 469 million ($132 million) compared to an operating profit of NIS 443 million in the first quarter of 2019.

B Communications’ consolidated net profit for the first quarter of 2020 totaled NIS 307 million ($86 million) compared to net profit of NIS 229 million in the first quarter of 2019.

B Communications’ net profit attributable to shareholders for the first quarter of 2020 was NIS 60 million ($17 million) compared to net profit of NIS 44 million in the first quarter of 2019.

B Communications First Quarter Unconsolidated Financial Results

	Three months ended March 31,			Year ended December 31,
	2019	2020	2020	2019
(In millions)	NIS	NIS	US$	NIS

Financing income (expenses), net	(18)	(26)	(7)	78
Operating expenses	(5)	(2)	(1)	(16)
PPA amortization, net	(12)	1	-	(38)
Impairment losses	-	-	-	(590)
Interest in Bezeq’s net profit	79	87	25	(287)
Net profit (loss)	44	60	17	(853)

As of March 31, 2020, B Communications held approximately 26.34% of Bezeq's outstanding shares. B Communications’ interest in Bezeq's net profit for the first quarter of 2020 totaled NIS 87 million ($25 million), compared to NIS 79 million for the first quarter of 2019.

During the first quarter of 2020, B Communications recorded net amortization income related to its Bezeq purchase price allocation of NIS 1 million ($280,000).

B Communications’ unconsolidated net financial expenses for the first quarter of 2020 totaled NIS 26 million ($7 million) compared to net financial expenses of NIS 18 million for the first quarter of 2019. Net financial expenses for the first quarter of 2020 included mainly NIS 19 million ($5 million) of accrued interest expenses.

B Communications’ unconsolidated net profit for the first quarter of 2020 was NIS 60 million ($17 million) compared to a net profit of NIS 44 million for the first quarter of 2019.

Options granted to new CEO - On February 13, 2020, the Company held an extraordinary general meeting of the shareholders and approved the compensation terms of the new Chief Executive Officer of the Company, Mr. Tomer Raved. As approved by the shareholders, Mr. Raved is entitled to a one-time grant of options to purchase up to 2,677,362 of the Company’s ordinary shares, representing as of the date of his employment agreement, 2.25% of the issued and outstanding share capital of the Company. For further details please refer to the Company’s proxy statement dated January 9, 2020, serving as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on January 9, 2020.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended March 31, 2020. For a full discussion of Bezeq’s results for the quarter ended March 31, 2020, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1-2019	Q1-2020	% change
	(NIS millions)
Revenues	2,256	2,187	(3.1%)
Operating profit	511	466	(8.8%)
Operating margin	22.7%	21.3%
Net profit	300	332	11%
EBITDA	977	918	(6.0%)
EBITDA margin	43.3%	42.0%
Adjusted EBITDA [1]	835	802	(4.0%)
Adjusted EBITDA margin	37.0%	36.7%
Diluted EPS (NIS)	0.11	0.12	9%
Cash flow from operating activities	765	879	15%
Payments for investments	373	338	(9.4%)
Free cash flow [2]	316	436	38%
Total debt	11,156	9,537	(14.5%)
Net debt	8,544	7,496	(12.3%)
Adjusted EBITDA [1] ( trailing twelve months)	3,479	3,286	(5.5%)
Net debt / TTM Adjusted EBITDA [1] (end of period)	2.5	2.3	(8.0%)

[1]	Adjusted EBITDA is excluding other operating income/expenses, impairment losses and the effect of the adoption of accounting standard IFRS 16.
[2]	Free cash flow is defined as cash flow from operating activities less net payments for investments and lease payments.

Revenues of the Bezeq Group in the first quarter of 2020 were NIS 2.19 billion ($614 million) compared to NIS 2.26 billion in the corresponding quarter of 2019, a decrease of 3.1%. The decrease in revenues was due to lower revenues in all key Group segments.

Salary expenses of the Bezeq Group in the first quarter of 2020 were NIS 479 million ($134 million) compared to NIS 492 million in the same quarter of 2019, a decrease of 2.6%. The decrease in salary expenses was primarily due to a reduction in the number of employees in all key Group segments.

Operating expenses of the Bezeq Group in the first quarter of 2020 were NIS 793 million ($222 million) compared to NIS 812 million in the same quarter of 2019, a decrease of 2.3%. The decrease in operating expenses was due to a reduction in expenses in Bezeq International.

Other operating income, net of the Bezeq Group in the first quarter of 2020 amounted to NIS 3 million ($1 million) compared to NIS 25 million in the first quarter of 2019. The decrease in other operating income, net was mainly due to lower capital gains from the sale of real estate, as well as higher expenses for employee retirement, in the current quarter compared with the corresponding quarter of 2019.

Depreciation, amortization and impairment expenses of the Bezeq Group in the first quarter of 2020 were NIS 452 million ($127 million) compared to NIS 466 million in the same quarter of 2019, a decrease of 3.0%. The decrease in depreciation, amortization and impairment expenses was due to a decrease in Yes, Pelephone and Bezeq International, partially offset by an increase in Bezeq Fixed-Line.

Operating profit of the Bezeq Group in the first quarter of 2020 amounted to NIS 466 million ($131 million) compared to NIS 511 million in the same quarter of 2019, a decrease of 8.8%.

EBITDA of the Bezeq Group in the first quarter of 2020 amounted to NIS 918 million ($258 million) (EBITDA margin of 42.0%), compared to NIS 977 million (EBITDA margin of 43.3%) in the same quarter of 2019, a decrease of 6%.

Adjusted EBITDA of the Bezeq Group of the Bezeq Group in the first quarter of 2020 was NIS 802 million ($225 million) (Adjusted EBITDA margin of 36.7%) compared to NIS 835 million (Adjusted EBITDA margin of 37%) in the same quarter of 2019, a decrease of 4%.

Financing expenses of the Bezeq Group in the first quarter of 2020 were NIS 34 million ($10 million), compared to NIS 99 million in the same quarter of 2019, a decrease of 65.7%. The decrease in financing expenses was primarily due to the decrease in financing expenses in Bezeq Fixed-Line.

Net profit of the Bezeq Group in the first quarter of 2020 amounted to NIS 332 million ($93 million), compared to NIS 300 million in the same quarter of 2019, an increase of 11%. The increase in net profit was primarily due to the aforementioned decrease in financing expenses.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2020 was NIS 879 million ($247 million) compared to NIS 765 million in the same quarter of 2019, an increase of 15%. The increase in cash flow from operating activities was primarily due to an increase at Bezeq Fixed-line due to changes in working capital.

Payments for investments of the Bezeq Group in the first quarter of 2020 amounted to NIS 338 million ($95 million) compared to NIS 373 million in the same quarter of 2019, a decrease of 9.4%.

The decrease in payments for investments was primarily due to a decrease in investments in Yes and Bezeq Fixed-Line.

Free cash flow of the Bezeq Group in the first quarter of 2020 was NIS 436 million ($122 million), compared to NIS 316 million in the same quarter of 2019, an increase of 38.0%. The increase in free cash flow was primarily due to the aforementioned increase in cash flow from operating activities and the decrease in payments for investments.

Net financial debt of the Bezeq Group was NIS 7.50 billion ($2.1 billion) as of March 31, 2020 compared to NIS 8.54 billion as of March 31, 2019. As of March 31, 2020, the net financial debt to adjusted EBITDA ratio of the Bezeq Group was 2.3, compared to 2.5 as of March 31, 2019.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.56 = US$ 1 as published by the Bank of Israel for March 31, 2020.

Bezeq Group 2020 Outlook

Given the continuous impact of the COVID-19 pandemic and the limitations on traffic and activity as well as the resulting uncertainty in the global and local economy, at this stage, Bezeq is unable to publish an accurate outlook for the its results for 2020. Bezeq considers it important to continue to provide guidance, and will therefore continue to closely monitor developments in the coming months, and will consider, depending on the situation, the appropriate date for publishing guidance for its results.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization.

●	EBITDA trailing twelve months - defined as net profit plus income tax expenses, net financing expenses and depreciation, amortization and impairment during the last twelve months.

●	Adjusted EBITDA - defined as net profit plus income tax expenses, net financing expenses, depreciation, amortization and impairment, other operating expenses, net, and impairment losses.

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments.

●	Net debt to adjusted EBITDA ratio - defined as net debt divided by the trailing twelve months adjusted EBITDA.

●	Free Cash Flow - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net and lease payments.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Bezeq’s Management believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratios to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq. B Communications is controlled by Searchlight II BZQ L.P (60.18%) and T.N.R Investments Ltd (11.39%). Our controlling shareholders have extensive telecom experience and financial strength, representing significant business and management added value for the Bezeq Group. The Searchlight group has proven and successful experience in global investments in communications companies as well as upgrading processes such as infrastructure and technology.

For more information please visit the following internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.searchlightcap.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in B Communications’ industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement, except as may be required by law.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@bcomm.co.il / Tel: +972-3-924-0000

B Communications Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2019	2020	2020	2019
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	1,666	1,033	290	814
Restricted cash	-	-	-	39
Investments	1,653	1,265	355	1,241
Trade receivables	1,760	1,680	471	1,689
Other receivables	281	320	90	313
Assets held for sale	-	45	13	43
Inventory	102	112	31	93

Total current assets	5,462	4,455	1,250	4,232

Non-Current Assets
Trade and other receivables	511	476	134	477
Property, plant and equipment	6,283	6,067	1,702	6,032
Intangible assets	4,203	3,179	892	3,180
Deferred expenses and investments	505	603	169	366
Broadcasting rights	69	65	18	59
Rights of use assets	1,444	1,272	357	1,182
Deferred tax assets	1,193	40	11	59
Investment property	64	-	-	-

Total non-current assets	14,272	11,702	3,283	11,355

Total assets	19,734	16,157	4,533	15,587

B Communications Ltd.

Consolidated Statements of Financial Position as at (cont’d)

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2019	2020	2020	2019
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Current Liabilities
Bank loans and debentures	3,993	1,002	281	1,007
Leases rights liabilities	422	415	116	416
Trade and other payables	1,881	1,636	459	1,414
Current tax liabilities	17	57	16	11
Provisions	145	126	35	125
Employee benefits	500	587	166	654
Total current liabilities	6,958	3,823	1,073	3,627

Non-Current Liabilities
Bank loans and debentures	9,618	10,404	2,918	10,412
Leases rights liabilities	1,061	1,049	295	969
Employee benefits	482	314	88	356
Other liabilities	168	164	46	139
Provisions	39	50	14	49
Deferred tax liabilities	286	241	68	237
Total non-current liabilities	11,654	12,222	3,429	12,162

Total liabilities	18,612	16,045	4,502	15,789

Equity (deficit)
Attributable to shareholders of the Company	392	(125)	(35)	(187)
Non-controlling interests	730	237	66	(15)

Total equity (deficit)	1,122	112	31	(202)

Total liabilities and equity (deficit)	19,734	16,157	4,533	15,587

B Communications Ltd.

Consolidated Statements of Income for the

(In millions except per share data)

				Year ended
	Three months ended March 31,			December 31,
	2019	2020	2020	2019
	NIS	NIS	US$	NIS
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	2,257	2,187	613	8,929

Costs and expenses
Depreciation, amortization and impairment	505	447	125	2,064
Salaries	495	479	134	1,937
General and operating expenses	814	795	223	3,276
Impairment losses	-	-	-	1,274
Other operating income, net	-	(3)	(1)	(188)

	1,814	1,718	481	8,363

Operating profit	443	469	132	566

Financing expenses, net	117	60	17	472

Profit after financing expenses, net	326	409	115	94

Share of loss in equity-accounted investee	-	-	-	2

Profit before income tax	326	409	115	92

Tax expenses	97	102	29	1,473

Net profit (loss) for the period	229	307	86	(1,381)

Profit (loss) attributable to:
Shareholders of the Company	44	60	17	(853)
Non-controlling interests	185	247	69	(528)

Net profit (loss) for the period	229	307	86	(1,381)

Earnings (loss) per share
Basic	1.22	0.52	0.15	(19.76)
Diluted	1.22	0.52	0.15	(19.76)

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit (loss) to EBITDA:

	Three-months period ended March 31,			Trailing twelve months ended March 31,
	2019	2020	2020	2019	2020	2020
(In millions)	NIS	NIS	US$	NIS	NIS	US$

Net profit (loss)	300	332	93	(1,026)	(1,055)	(296)
Tax expenses (income)	112	100	28	99	1,513	424
Share of loss in equity - accounted investee	-	-	-	2	2	1
Financing expenses, net	99	34	10	426	484	136
Depreciation and amortization	466	452	127	2,130	1,898	532

EBITDA	977	918	258	1,631	2,842	797
Other operating expenses (income), net	(25)	(3)	(1)	586	(199)	(56)
Lease payments	(117)	(113)	(32)	(413)	(410)	(115)
Impairment losses	-	-	-	1,675	1,053	295
Adjusted EBITDA	835	802	225	3,479	3,286	921

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

	As at March 31,
	2019	2020	2020
(In millions)	NIS	NIS	US$

Short term bank loans and debentures	1,538	1,002	281
Non-current bank loans and debentures	9,618	8,535	2,394
Cash and cash equivalents	(1,265)	(927)	(260)
Investments	(1,347)	(1,114)	(312)

Net debt	8,544	7,496	2,103

Net Debt to Trailing Twelve Months Adjusted EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to Adjusted EBITDA trailing twelve months ratio:

	As at March 31,
	2019	2020	2020
(In millions)	NIS	NIS	US$

Net debt	8,544	7,496	2,103

Trailing twelve months Adjusted EBITDA	3,479	3,286	921

Net debt to Adjusted EBITDA ratio	2.5	2.3	2.3

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

	Three-month period ended March 31,
	2019	2020	2020
(In millions)	NIS	NIS	US$

Cash flow from operating activities	765	879	247
Purchase of property, plant and equipment	(270)	(244)	(68)
Investment in intangible assets and deferred expenses	(103)	(94)	(26)
Lease payments	(117)	(113)	(32)
Proceeds from the sale of property, plant and equipment	41	8	2
Free cash flow	316	436	123

B Communications’ Unconsolidated Statement of Financial position as at

	March 31,	March 31,	March 31,	December 31,
	2019	2020	2020	2019
(In millions)	NIS	NIS	US$	NIS

Current assets
Cash and cash equivalents	401	106	30	413
Restricted cash	-	-	-	39
Short-term investments	306	150	42	46
Other receivables	2	1	-	-
Total current assets	709	257	72	498

Non-current assets
Long term investments	-	239	67	-
Investment in an investee (*)	2,182	1,280	359	1,190
Total non-current assets	2,182	1,519	426	1,190

Total assets	2,891	1,776	498	1,688

Current liabilities
Current maturities of debentures	2,455	-	-	-
Other payables	44	33	9	14
Total current liabilities	2,499	33	9	14

Non-current liabilities
Debentures	-	1,868	524	1,861

Total liabilities	2,499	1,901	533	1,875

Total equity (deficit)	392	(125)	(35)	(187)

Total liabilities and equity (deficit)	2,891	1,776	498	1,688

(*)	Investment in Bezeq.

Disclosure with Respect to the Company’s Requirements Under its Series C, D and E Debentures

As of the reporting date, the Company holds approximately 26.34% of Bezeq’s outstanding shares, directly and through its subsidiary.

Designated disclosure with respect to the Company’s projected cash flows

In accordance with the “hybrid model disclosure requirements” promulgated by the Israeli Securities Authority that are applicable to B Communications Ltd. (the “Company”), the following is a report concerning the Company’s projected cash flows (the “report”) and a disclosure of the examination by the Company’s board of directors of the Company’s liquidity in accordance with regulations 10(b)(1)(d) and 10(b)(14) of the Securities Regulations (Immediate and Periodic Notices) 5730-1970.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our debentures.

In examining the existence of warning signs as of March 31, 2020, our board of directors noted that our unconsolidated unaudited cash flow statement for the first quarter of 2020 reflects that we, as expected, had a continuing negative cash flow from operating activities of NIS 4 million. In addition, the Company’s unaudited statements of financial position as of March 31, 2020, reflect that the Company had an equity deficit of NIS 125 million.

The Company’s board of directors reviewed the Company’s outstanding debt obligations, its existing and anticipated cash resources and needs that were included in the framework of the projected cash flow report for the periods from April 1, 2020 until December 31, 2020 and from January 1, 2021 until December 31, 2021, and from January 1 2022 until March 31, 2022 described below. The board of directors also examined the assumptions and projections that were included in the report and determined that such assumptions and projections are reasonable and appropriate.

Based on the foregoing, the Company’s board of directors determined that the Company does not have a liquidity problem and that for the duration of the period covered by the projected cash flows statement there is no reasonable doubt that the Company will not meet its existing and anticipated liabilities when due.

The following is the projected cash flow for the Company and the assumptions upon which it is based:

NIS millions	For the period from April 1, 2020 until December 31, 2020	For the period from January 1, 2021 until December 31, 2021	For the period from January 1, 2022 until March 31, 2022

Opening balance:
Bank deposits and marketable securities	389	384	304
Cash and cash equivalents	106	29	24
Total liquidity	495	413	328

Projected sources:
Cash flows from investing activities
Purchase of marketable securities, net	(75)	-	-
Proceeds from maturity of bank deposits	80	80	-
Profits from investments in marketable securities and interest on bank deposits	3	3	1
Cash flows from investing activities	8	83	1

Projected uses:
Cash flows used in operating activities:
Operating expenses	(7)	(10)	(2)
Cash used in operating activities	(7)	(10)	(2)

Cash flows used in financing activities:
Interest payments on debentures	(78)	(78)	-
Cash used in financing activities	(78)	(78)	-

Ending balance:
Cash and cash equivalents	29	24	23
Bank deposits and marketable securities	384	304	304

Total liquidity	413	328	327

●	The Company expects a 1% return on its investments in long-term deposits and marketable securities.

●	Repayment of interest on the Company’s traded debetures in an amount of NIS 78 million according to the debentures amortization table.

●	The Company has sufficient sources for the repayment of its liabilities, through cash balances, investments in bank deposits and marketable securities that can be redeemed in short term.

●	On March 24, 2020, the Company’s Board of Directors approved the buyback of up to NIS 40 million of the Company’s Series C Debentures (the “debentures”). The debentures may be repurchased from time to time on the TASE or through block trades. Purchases may be started or stopped at any time without prior notice depending on market conditions and other factors. Any such potential repurchases were not included in the above projected cash flow.

●	The cash flow forecast does not include any potential cash inflows/outflows which may result from the Horev settelment.

The Board of Directors has reviewed and approved the sources included in the disclosure of the projected cash flow after it found them to be reasonable with respect to the financial scope of each source and the timing for which such cash flows are expected to be received.

The foregoing factors, as part of the disclosure of the forecasted cash flow, constitute forward-looking information. The Company’s sustainability and expectations, and the assumptions underlying the cash flow forecast are based on the data available to the Company as of the date of thise report, and assuming its continued operations in the ordinary course of business. These assumptions and estimates also dependant on external factors over which the Company has little or no influence. The actual results for the Company may differ materially from the above projections as a result of the uncertainty that currently prevails with respect to the global economy and the communications markets.